Exhibit 99.1

ESGL and De Tomaso Automobili Launch Joint Development Program for Sustainable Advanced Automotive Materials

FOR IMMEDIATE RELEASE

ESA and De Tomaso Automobili Launch Joint Development Program to Pioneer Sustainable Advanced Materials for Ultra-Luxury Automotive Innovation

Singapore – 2026 – Environmental Solutions (Asia) Pte Ltd (“ESA”), a wholly owned subsidiary of ESGL Holdings Limited (NASDAQ: ESGL), today announced the launch of a Joint Development Program (“JDP”) with De Tomaso Automobili to research and develop sustainable advanced automotive materials incorporating carbon nanotubes (“CNTs”).

Strategic Business Momentum

The Joint Development Program reflects the strategic alignment between ESGL and De Tomaso Automobili in advanced materials innovation. This collaboration exemplifies the integration of circular economy solutions with luxury automotive performance heritage.

The Joint Development Program further serves as a technical collaboration platform supporting the parties’ strategic alignment in advanced materials innovation, while remaining operationally independent of any merger, acquisition, or business combination.

Focus on Sustainable Circular Multi-Walled Carbon Nanotubes

The Joint Development Program extends ESA’s earlier achievements, including the ongoing production of circular multi-walled carbon nanotubes (MWCNTs) from plastic waste through its 2023 partnership with Nanomatics Pte. Ltd. The program also follows the non-binding memorandum of understanding signed on November 26, 2025, to establish a carbon-neutral luxury race circuit in Bintan, Indonesia.

The current initiative focuses on integrating these sustainable nanomaterials into high-performance composites. The objective is to develop components for ultra-luxury vehicles that offer superior strength-to-weight ratios, enhanced conductivity, improved durability, and are designed for enhanced recyclability.

Platform for Next-Generation Materials: The De Tomaso P72

The iconic De Tomaso P72 hypercar, featuring an advanced carbon monocoque chassis, provides a reference platform for evaluating future CNT-enhanced material innovations.

Executive Commentary

Lawrence Law, Executive Director of ESA, commented:

“This Joint Development Program advances our circular CNT expertise developed with Nanomatics, alongside De Tomaso, into practical ultra-luxury automotive applications. By pursuing shared innovation frameworks, we aim to create durable value in sustainable high-performance materials.”

Norman Choi, Chairman of De Tomaso Automobili Holdings Limited, added:

“Partnering with ESA on CNT-enhanced technologies supports our vision for the future of luxury mobility — where exceptional performance meets environmental responsibility.”

Program Status and Disclaimers

The Joint Development Program is exploratory in nature and remains subject to the completion of definitive agreements. There are no binding financial, exclusivity, or commercial commitments unless such agreements are formally executed.

Subject to definitive agreements, any intellectual property generated under the Joint Development Program is expected to be governed by standard joint development principles, with each party retaining ownership of its respective background intellectual property.

About ESGL Holdings Limited

ESGL Holdings Limited (NASDAQ: ESGL) is a Singapore-based circular economy innovator committed to reducing carbon emissions for industries across Asia. ESGL conducts all its operations through its operating entity incorporated in Singapore, Environmental Solutions (Asia) Pte. Ltd. For more information, including the Company’s filings with the SEC, please visit https://esgl.asia.

ESGL and De Tomaso Automobili Holdings Limited are currently progressing through the steps of an announced business combination, which remains subject to customary closing conditions and regulatory approvals. There is no assurance that the transaction will be completed.

About De Tomaso Automobili Holdings Limited

De Tomaso Automobili Holdings Limited represents one of Italy’s most iconic luxury automotive marques, with a heritage dating back to 1959. Revived with an emphasis on craftsmanship, coachbuilding, and ultra-exclusive performance vehicles, De Tomaso continues to merge design, innovation, and tradition at the highest levels of automotive excellence.

De Tomaso Automobili Holdings Limited and ESGL are currently progressing through the steps of an announced business combination, which remains subject to customary closing conditions and regulatory approvals. There is no assurance that the transaction will be completed.

Forward-Looking Statements

Certain statements in this press release may be considered to contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on ESGL management’s current beliefs, expectations, and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

A further list and description of risks and uncertainties can be found in documents filed with the Securities and Exchange Commission (“SEC”) by ESGL and other documents that we may file or furnish with the SEC, which you are encouraged to read. Any forward-looking statement made by us in this press release is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise, except as required by law.

Investor Relations Contact: ESGL Holdings Limited Investor Relations Department Email: ir@esgl.asia Phone: +65 6653 2299